SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number 1-8323

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIGNA 401(k) Plan Two Liberty Place, 17th Floor 1601 Chestnut Street Philadelphia, PA 19192

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIGNA Corporation One Liberty Place 1650 Market Street Philadelphia, PA 19192

Required Information

Financial statements and schedules for the CIGNA 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Exhibits

Exhibits are listed in the Index to Exhibits.

CIGNA 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2000 and 1999

CIGNA 401(k) PLAN

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of
    the CIGNA 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CIGNA 401(k) Plan (the Plan) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 25, 2001

CIGNA 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2000	1999
	(In thousands)
Assets

Investments	$2,174,011	$2,070,569

Employer contributions receivable	11,999	12,170

Dividends receivable	1,093	1,140

Net assets available for benefits	$2,187,103	$2,083,879

The Notes to Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended December 31,
	2000	1999
	(In thousands)
Investment income

Net appreciation in fair value of investments	$132,481	$146,927

Interest	68,326	69,998

Dividends	4,445	4,325

Total investment income	205,252	221,250

Contributions

Employee contributions	89,652	85,932

Employer contributions	41,101	41,699

Rollover contributions	8,676	8,227

Total contributions	139,429	135,858

Benefits paid	(251,795)	(244,920)

Net increase	92,886	112,188

Transfers from other plans	10,338	15

Net assets available for benefits
Beginning of year	2,083,879	1,971,676

End of year	$2,187,103	$2,083,879

The Notes to Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of the Plan

The following description of the CIGNA 401(k) Plan (the Plan) provides general information only. A more complete explanation of the features and benefits available under the Plan is contained in the Summary Plan Description and Prospectus. Generally, all domestic employees of CIGNA Corporation (CIGNA) and its participating subsidiaries can participate in the Plan, a defined contribution plan.

Employee Contributions

The Plan permits tax-deferred contributions, by payroll deduction, to a maximum of 16% of a participant’s eligible earnings. Tax-deferred contributions are also referred to as “employee contributions.” Employee contributions may be invested in any combination of several funds. Contributions are subject to certain limitations to comply with the Internal Revenue Code (IRC).

Employer Contributions

Participants who have completed one year of eligible service may receive employer-matching contributions. CIGNA offers two kinds of matching contributions – the regular match, which is a 50% match of any participant’s contributions up to 6% of eligible earnings, and the variable match, which is determined annually and is discretionary. The variable match may be up to 2% of a participant’s eligible earnings and is invested in the CIGNA Stock Fund. Effective April 1, 1999, half of the regular matching contributions for most participants are invested in the CIGNA Stock Fund. Employer contributions that are required to be invested in the CIGNA Stock Fund (i.e. nonparticipant-directed contributions) and the related investment earnings cannot be transferred to any of the Plan’s other investment funds until termination of employment or attainment of age 55. The portion of matching contributions which are not required to be invested in the CIGNA Stock Fund are invested automatically in the same manner as employee contributions. These matching contributions are collectively referred to as “employer contributions.”

Rollover Contributions

The Plan may accept rollover contributions. Rollover contributions represent distributions received from other employer-sponsored, tax qualified pension or profit sharing plans. Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

Vesting

Employee contributions, including related investment earnings, are fully vested at all times. Employer contributions and related investment earnings vest 20% for each year of vesting service. Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year period. Early vesting rules may apply upon joining the Plan if the

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

participant was previously employed by a CIGNA company or had an account in certain plans that have since merged into the Plan. Employer contributions and related investment earnings are fully vested upon an employee’s attainment of age 65, death or total and permanent disability. Full vesting would also occur if a participating CIGNA company is sold and does not maintain a successor plan, if CIGNA discontinues matching contributions or if the Plan is terminated. On July 2, 1999, CIGNA sold its domestic and international property and casualty businesses to ACE Limited (ACE). Participants who became employees of ACE under the terms of the sale became 100% vested in their Plan accounts.

Upon termination of a participant’s employment, that portion of employer contributions and related investment earnings which are not vested are forfeited. Forfeited amounts are used to reduce future employer contributions. Forfeitures of approximately $1,225,000 and $912,000 were used to reduce employer contributions in 2000 and 1999, respectively.

Participant Loans

The Plan permits participants to borrow a portion of their account, subject to certain limitations, at an annual rate of interest with a specified repayment period. The minimum amount that can be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant’s vested account balance. A participant may have no more than two outstanding loans. Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant’s primary residence. Loan interest rates remain fixed during the term of the loan. The loan is secured by the participant’s account balance.

Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan. On termination of employment due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance, monthly installments for up to 30 years, an annuity, or a combination of these forms. To the extent amounts are invested in the CIGNA Stock Fund, a participant may elect to receive such amounts in shares of CIGNA common stock.

Transfers from Other Plans

Effective December 31, 2000, assets of approximately $10 million were transferred into the Plan from the Trilog Inc. Employees’ Partnership Savings Plan, the Tel-Drug of South Dakota 401(k) Retirement Plan and the Tel-Drug of Pennsylvania 401(k) Retirement Plan in connection with the merger of the plans into the CIGNA 401(k) Plan. The plans which were merged into the CIGNA 401(k) Plan were defined contribution retirement plans sponsored by CIGNA subsidiaries.

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Termination

CIGNA intends to continue the Plan indefinitely, but reserves the right to discontinue contributions or terminate the Plan in whole or in part at any time. If contributions are discontinued or the Plan is terminated, affected participants will become fully vested. Upon Plan termination, net assets of the Plan will be distributed in the manner CIGNA elects and in accordance with the Employee Retirement Income Security Act of 1974 (ERISA) and its related regulations.

Plan Trustee

Mellon Bank N.A., Philadelphia, Pennsylvania is the Trustee for the Plan.

Note 2 — Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

Valuation of Investments

Plan investments are reported at fair value. The fair value of the Fixed Income Fund is equivalent to its contract value. Contract value represents the aggregate amount on deposit, including accumulated interest. The fair value of CIGNA common stock is based upon quoted market price. Fair value of Connecticut General Life insurance Company’s (CGLIC) separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The investment results of all funds except for the CIGNA Stock Fund are net of management fees, investment expenses, risk charges and administrative costs charged by CGLIC. Brokers’ commissions resulting from buying or selling stock in the CIGNA Stock Fund are paid from the participants’ accounts and have been reflected as a reduction of the CIGNA Stock Fund’s investment income in these financial statements. Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by CIGNA.

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 — Investments

The Plan’s investment options include a fixed group annuity contract with CGLIC that provides an annual fixed rate of interest, subject to change, a CIGNA company stock fund that invests in CIGNA common stock, and several CGLIC separate accounts that invest in a variety of funds. Participants may transfer assets among the investment options, subject to certain restrictions.

The following table presents investments that represent 5% or more of the Plan’s net assets.

	As of
	December 31,
	2000	1999
	($ in thousands)

Fixed Income Fund	$989,134	$1,032,935

CIGNA Stock Fund
(3,516,359 and 3,784,968 shares, respectively)	465,273	304,971

CGLIC separate accounts:

Charter Large Company Stock Index Fund	262,868	333,173

Charter Large Company Growth Fund	152,177	190,214

The CIGNA Stock Fund includes nonparticipant-directed investments of $60.7 million at December 31, 2000 and $14.9 million at December 31, 1999.

During 2000 and 1999, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	For the Years Ended December 31,
	2000	1999
	(In thousands)

CGLIC separate accounts	$(59,545)	$140,941

CIGNA common stock	192,026	5,986

	$132,481	$146,927

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 — Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	As of
	December 31,
	2000	1999
	(In thousands)

Net Assets:

CIGNA Stock Fund	$60,660	$14,888

Employer contributions receivable	11,999	12,170

Dividends receivable	143	58

	$72,802	$27,116

	For the Years Ended December 31,
	2000	1999
	(In thousands)

Changes in Net Assets:

Contributions	$25,286	$21,035

Dividends and loan interest	592	180

Net appreciation (depreciation) in fair value
of investment	25,841	(870)

Transfers from other plans	310	-

Benefits paid	(3,053)	(1,211)

Loan activity (net)	(1,989)	(645)

Transfers to participant-directed investments	(1,301)	(312)

	$45,686	$18,177

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5 — Tax Status

A favorable determination letter was received from the Internal Revenue Service for the Plan and all Plan amendments through
December 31, 1994, indicating that the Plan was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 6 — Related Party Transactions

There are transactions between the Plan and CIGNA and its affiliates which, in the opinion of Plan management, are exempt from detailed reporting under Title I of ERISA. Investments in CGLIC’s separate accounts represent investments for which CGLIC (a CIGNA subsidiary) has fiduciary responsibility. Investment in the Fixed Income Fund represents participation in the general account assets of CGLIC. CGLIC is the Plan’s recordkeeper.

SUPPLEMENTAL SCHEDULE

CIGNA 401 (k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

As of December 31, 2000

(In thousands)

Identity of Party	Description	Current Value

* CGLIC	Fixed Income Fund	$989,134

* CIGNA	CIGNA Stock Fund
	CIGNA common stock (cost, $225,817)	465,215
	Short-term investments (cost, $58)	58

	CGLIC separate accounts:
* CGLIC	Charter Large Company Stock Index Fund	262,868

* CGLIC	Charter Large Company Growth Fund	152,177

* CGLIC	Charter Small Company Growth Fund	75,287

* CGLIC	Charter Midsize Company Stock - Blend Fund	59,065

* CGLIC	Barclays Equity Market Index Fund	45,205

* CGLIC	Charter Small Company Value Fund	27,778

* CGLIC	State Street Global Advisors EAFE Index Fund	24,775

* CGLIC	Charter Foreign Stock II Fund	21,798

* CGLIC	Charter High Yield Bond Fund	7,702

Participant
Loans	5.14% to 12.37%; maturities 2001-2010	42,949

	Total assets held for investment purposes	$2,174,011

* indicates party-in-interest to the Plan

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CIGNA 401(k) PLAN

Date: June 28, 2001	By:	/s/ Stewart M. Beltz
Stewart M. Beltz Plan Administrator

Index to Exhibits

Number	Description	Method of Filing

23	Consent of Independent Accountants	Filed herewith